SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 30, 2007

Date, Time and Place: Held on October 30, 2007, at 3:00 p.m., at Rua Gomes de Carvalho, nº 1.629, in the Board of Directors’ Meeting Room of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Paulo(“Company”). Attendance: the members of the Company’s Board of Directors, except Mr. Constantino de Oliveira Júnior and Antônio Kandir. Presiding Board: Henrique Constantino – as Chairman of the meeting; Joaquim Constantino Neto – to be the Secretary. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: Resolve on: (i) presentation of the Committees of the Company; (ii) homologation of the increase of the capital stock of the Company, as a result of the Exercise of Stock Options, in accordance with the Stock Option Plan of the Company, approved at the General and Special Shareholders’ Meeting held on December 09, 2004 (“Option Plan”) and (iii) to approve the execution of two Guarantee Agreements. Resolutions taken: After necessary clarifications, the following were approved by unanimous vote: (i) the Committees of the Company, Audit Committee, Risk Policies Committee, Financial Policy Committee andPeople’s Management Committee have presented, each, the activities carried out up to this date, as well as the activities and projects to be implemented in the remaining quarter of the current year; (ii) the increase of the capital stock of the Company within the authorized limit was approved, in the amount of R$181,671.92, upon issue of 5,086 preferred shares, all of them registered and with no face value, as a result of the exercise of the options granted under the Option Plan. Consequently, the capital stock of the Company is now one billion, three hundred and sixty-three million, nine hundred and thirty-three thousand, five hundred and ninety three reais and thirty-one cents (R$ 1,363,933,593.31), represented by 202,300,255 shares of the Company, of which 107,590,792 are common shares and 94,709,463 preferred shares. The shares issued herein are identical to the already existing shares, and under the terms of the Option Plan they will be entitled to the same rights attached to the other shares of the same kind, including the right to dividends and interest on the own capital: (a) the exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new preferred shares (“Preferred Shares”) was approved, in conformity with the provisions in Article 171, paragraph three, of the Corporate Law; (b) the total issue price was fixed at R$181,671.92, in conformity with the referred plan; and (iii) to approve the execution of two Guarantee Agreements, in favor of Airplanes Sverige Aircrafts Leasing Worldwide AB e Aircraft 27048 LLC., to guarantee the accomplishment of VRG Linhas Aéreas S.A. obligations, according to the Leasing Agreements, respectively, of two aircrafts Boeing, 737 and authorize the Officers to take all necessary action to comply with the current deliberation. All acts and/or measures already taken are hereby ratified. Suspension of the Meeting andDrawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that this is a faithful copy of the original minutes, which were drawn-up in the proper book.

São Paulo, October 30, 2007.

Henrique Constantino	Joaquim Constantino Neto
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.